

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 5, 2011

Via E-mail
Cleveland Gary, Chief Executive Officer
Healthway Shopping Network, Inc.
802 Old Dixie Hwy. #2
Lake Park, FL 33410

> **Re: Healthway Shopping Network, Inc.**
> **Amendments No. 9 to Registration Statement on Form S-1**
> **Filed September 15, 2011**
> **File No. 333-166983**

Dear Mr. Gary:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please do not file your request for effectiveness until after we have advised you that we have no further comments on your filing.

2. We note your response to comment one in our letter dated August 24, 2011. In this regard, we note that your stock ownership table discloses that it is as of September 30, 2010. Please update the table as of the most recent practicable date.

3. We note your responses to comments three and six in our letter dated August 24, 2011. However your phone number listed on your website is still disconnected and it is appears that you have not processed any consumer orders because your financial statements do not reflect any revenues. Please disclose whether your income statement for the period ended September 30, 2011 will reflect any revenues. If you do not have any revenues, please revise the filing in accordance with our prior comments three and six.

Prospectus Summary, page 5

4. We note your revised disclosures and response to comment four in our letter dated August 24, 2011. Please make similar revisions throughout your prospects. For example, please make similar revisions with regard to baby boomers in your Industry Overview disclosure on pages 21 and 22.

Sales Projections Forecast, page 7

5. We note your response to comment two in our letter dated August 24, 2011. Since it appears that you do not have adequate support for your $64 million projected revenues in the first year even assuming adequate funding is achieved, please remove this section of the filing. Alternatively, provide a detailed analysis regarding how your disclosure complies with Item 10(b) of Regulation S-K.

Dilution of the Price you Pay for your Shares, page 16

6. It appears the dilution per share to new investors has been calculated incorrectly. In this regard, we note your offering price is $.75 and pro forma net tangible book value per share is $.038. Please review and revise your calculation of dilution to new investors.

Off-balance Sheet Arrangements, page 27

7. It appears that the date you have provided is incorrect, please revise.

Related Party Transactions, page 30

8. We note your response to comment eight in our letter dated August 24, 2011. Please augment your disclose to provide more details concerning the services provided by Gary Capital Group to the company. In addition, Note 5. to your Financial Statements discloses that "Cleveland Gary, the Company's President, loaned the Company $8,242 and $6,570 during the years ended December 31, 2010 and 2009, respectively." In your disclosure here you states that Mr. Gary loaned $8,784 and $8,766 during the years ended December 31, 2010 and 2009, respectively. Please reconcile your disclosures. Also, please identify the related party who loaned the company $3,100 and describe the relationship between Mr. Gary and the Black Shopping Channel, Inc. Finally, please disclose whether there are any agreements for these transactions. If so, please file the agreements as exhibits.

Selling Security Holders, page 3

9. We note that you have added a section regarding selling security holders; however, you have not registered these transactions on the registration statement cover page or

described these offerings anywhere else in the filing. In addition, the legal opinion does not opine on the resale shares. Please advise.

Legal Matters, page 33

10. Please revise to include a discussion of the judgment obtained against you by Dennis Chaberd in the Circuit Court for Martin County, Florida. See Item 103 of Regulation S-K. Please also ensure that you include in your disclosure all material pending legal proceedings. We may have additional comments after reviewing your response.

Financial Statements, page 35

11. We note the existence of an outstanding judgment against Healthway. The existence of a judgment would suggest that you have a probable loss contingency that should be recorded as a liability and expense in the financial statements. However we are unable to locate any disclosure suggesting such an accrual has been made. Please explain in detail how you have complied with ASC 450-20-25-2 or revise your financial statements to be compliant with GAAP.

12. Please note that an updated accountant's consent should be provided with your next amendment.

Part II, page 59

13. We note your response to comment 12 in our letter dated August 24, 2011. With regard to your Form S-1 Item 15 disclosure, due to the size of your print, your chart is illegible. While retaining your disclosure, please provide it in a more readable format. See Rule 420 of Regulation C. In addition, please provide all the information required by Item 701 of Regulation S-K, including the section of the Securities Act or the rule of the Commission under which exemption from registration was claimed for each transaction, and state briefly the facts relied upon to make the exemption available.

Exhibit 5.1

14. We note your response to comment 13 in our letter dated August 24, 2011. We also note that counsel has consented to her opinion being included as an exhibit to your filing. Please revise the last paragraph to also include counsel's consent to being named in the prospectus. Please also file the legal opinion as Exhibit 5.1 instead of Exhibit 23.4.

You may contact Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342 or Brigitte Lippmann, Special Counsel, at (202) 551-3713 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Brigitte Lippmann   for

Mara L. Ransom
Assistant Director